Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

Webcast Transcript

Presentation by Rick Lindner,

AT&T Inc. Senior Executive Vice President and Chief Financial Officer

CIBC World Markets Media, Internet & Telecom Conference

Boston, Massachusetts

May 9, 2006 - 8:00 a.m. Eastern Standard Time

Tim Horan:  It’s my pleasure to have the opening keynote address for our conference be given by Rick Lindner, who is the CFO, senior executive vice-president and CFO of AT&T. I think you all know AT&T is about to become two percent of the S&P. They are representing the integration and the coordination of wireless and wireline networks going forward, and we think they’re going to be one of the driving forces between integrating the Internet applications and content both on wireless and wireline networks going forward. And after that, we’re going to have breakout for this session for Q and A right next door at the Rich Room.

Thanks.

Rick Lindner:  I had a presentation up here and it’s gone.

Tim Horan:  Oh...

Rick Lindner:  I don’t have it quite all memorized yet. Good morning, everybody, it’s great to be here with you. And I’m delighted to have an opportunity to talk with you about AT&T this morning.

You know, until Tim gave the introduction, I wasn’t aware that we were, had become, two percent of the S&P. That’s more responsibility than I was ready to accept this early in the morning.

As you might imagine, this is an exciting time for our company. I think our results in first quarter we felt were very strong. We have a lot of large opportunities in front of us, and we’re keenly focused on those opportunities, both in wireless and wireline.

And those opportunities, I think, have been strengthened by the fact that we have agreed to merge with BellSouth, and I’ll talk a little bit more about that in just a minute.

Those are the areas I would like to cover with you this morning.

But first let me quickly cover our safe harbor statement and remind you that we will talk about some forward-looking information this morning, and that forward-looking information is subject to risks and uncertainties. We will also talk about non-GAAP financial measures, and you can reconcile those to GAAP financial measures by going to our website. And on the website, you’ll also a find a discussion of factors that may affect future results which you may want to take a look at.

I’d also call your attention to the next slide, slide 3, which contains information on filings related to our proposed merger with BellSouth.

With that out of the way, let me start with a couple of brief comments on what I believe has changed over the past couple of years, both for our company and for the industry.

My sense is that we’re seeing a significant turn. We’re at the beginning of the turn in telecom. The fundamentals are improving. There’s renewed investor interest. And I’m pleased to say our company has been a leader in helping that change take place.

As I talk to investors and analysts, including many of you, I know there’s a lot to factor in when trying to understand our business these days. But it’s clear there’s growing confidence and more optimism than we’ve seen in several years. I think that’s a welcome change and one that is long overdue, and at AT&T we share in that positive view.

I think it would be hard to name an industry that has experienced more change over the past few years than telecom. But I also think it would be hard to name a company that has done more during this time to create opportunity and to build a strong record of execution.

We’ve had major mergers, of course, starting with Cingular’s acquisition of AT&T Wireless, then AT&T Corp. and now our agreement to merge with BellSouth. All of these transactions have some things in common:  They bring great assets, they bring large synergy opportunities, and they bring clear strategic benefits.

More fundamentally, we’ve also taken huge strides in wireless, with solid subscriber growth, expanded margins and growth in wireless data. And I think the important thing is there’s still huge upside ahead.

In business, small and medium business has been very strong for us. And in enterprise, we’re seeing good marketplace momentum, good volume growth, and that volume growth is helping to offset pricing pressures.

In consumer, there’s been a lot of change. We’ve seen the unwind of UNE-P. We’ve followed that by the growth in Voice over IP. All the while, we delivered strong growth in both broadband and bundling. And as you look ahead, we’re deploying next-generation fiber-rich networks that will allow us to deliver integrated voice data and video offerings.

We’re also making good progress on a range of public policy issues, from pricing flexibility to video entry at both the state and the federal levels. So, there’s a lot to be positive about.

But we’re also realistic. And we’re realistic about the fact that we understand investors potentially being hesitant to place their bets on an industry during a period of change like we’ve been in.

But from our perspective, the changes we’re seeing are fundamentally positive:  new services, more innovation, broader customer bases, more opportunities to grow the business, and sizeable potential to take costs out of our operations.

I think we’re very well-positioned to lead in these developments. And our goal has been and will continue to be to execute on these opportunities, and by doing so to create a track record of consistently delivering for our investors. That’s what we’re about these days.

In this environment, I think there are a number of things that set us apart. First, we’ve assembled the industry’s premier assets. On completion of the BellSouth merger, we’ll not only have world-class networks, but we’ll have the very best wireless coverage, strength in broadband, and leadership in directory.

Second, by a very wide margin, we have the industry’s largest set of merger synergy opportunities. When you add the expense and capital savings available from our wireless and wireline mergers, as well as from separate wireline operational initiatives, by 2008 we expect to reduce annual costs by more than $8 billion. That is a huge opportunity, and we intend to deliver on it.

Third, we have a strong track record, I believe, in executing plans and mergers. And as you saw on our first quarter results, we’re off to a good start in terms of merger integration, margin expansion and EPS growth.

And fourth, we have a very clear and positive three-year outlook. As we outlined for you in late January, we expect to deliver double-digit adjusted EPS growth in the next three years combined with growing free cash flow after dividends.

So in a few words, today, this is AT&T:  great assets; large, clear and achievable synergies; and a management team with commitment to deliver on targets. So, the issue then becomes one of execution, and I would like to take you through a few data points that highlight how we’ve executed.

First, in earnings per share, we’ve committed to double-digit earnings per share growth and in the first quarter, our first full quarter after the SBC/AT&T merger, we delivered:  52-cents, up year over year more than 50 percent. We’ve now posted four straight quarters of both sequential and year-over-year growth in adjusted earnings per share.

Execution has also been very strong at Cingular, where merger integration projects are on or ahead of schedule, network performance has strengthened, and over the past two quarters, churn, both total and postpaid, has dropped 40 basis points.

This year Cingular said it expects upper-single-digit revenue growth, and we’ve now produced two straight quarters of high-single-digit wireless revenue growth. I think Cingular is writing the book on wireless merger integration with outstanding execution and minimal customer disruption. As a result, they’ve delivered the largest one-year turn around in margins that the industry has seen. And there’s clear opportunity for much more margin expansion ahead.

Pete Ritcher, Cingular’s chief financial officer, is going to speak to you this afternoon, and he will talk in more detail about the opportunities at Cingular.

At the same time, we’ve performed well in the wireline business space. In regional small and medium business, we’ve delivered four straight quarters of mid-single-digit revenue growth. And most important, the trends in enterprise are moving in the right direction, and we believe they’re approaching an inflection point.

In the first quarter, we posted the smallest decline in enterprise revenues we’ve seen in some time. More than 200 basis points better than the previous quarter. And in enterprise data revenues, growth was up 400 basis points sequentially.

We’ve also had a strong track record in regional consumer. And this may surprise you somewhat, but despite competition – competition from cable, competition from other local providers – we’ve grown regional consumer revenues. In fact, we’ve grown regional consumer revenues in each of the last eight quarters.

Obviously there are transitions underway, and those transitions pressure access lines. But as the transition has taken place, we focused on new growth drivers, both broadband and bundling, and we’ve done very well.

We have 7.4 million DSL lines, more than any of our peers, and nearly 28 percent of our consumer primary lines now have DSL. And when you combine DSL lines, access lines and video, we’ve added 775,000 consumer retail connections over the past year. And as a result, in the first quarter, our consumer ARPU was up 5.7 percent.

Another area where I think we’ve delivered good execution – and you saw this in our first quarter results – is in merger integration. Cingular’s integration, as I said, has set a new standard for the industry. We’re following that example with AT&T.

We closed the SBC/AT&T merger in November, and in the weeks since, we’ve made huge progress across the business. Our frontline enterprise sales force consolidation is complete. We’re now able to sell high-end enterprise products down market into our regional, small and medium customer base. Detailed project planning is complete for network integration, and the build out has begun. We expect to have all legacy SBC mass market LD traffic migrated to the AT&T network by the fourth quarter of this year. And we’re very much on track in terms of realizing synergies. As we told you at our analyst conference in January, we expect expense savings this year of $600 to $700 million, approaching $2 billion in 2007.

I think the other area where you see execution in our business is in margin expansion. In addition to great progress at Cingular, we’ve also improved margins in our consolidated operations, which essentially reflect our wireline business and our directory business. Our adjusted operating income margin in the first quarter was 17.2 percent.   That’s up 200 basis points from a year ago and up 100 basis points sequentially, and it’s well above the guidance range we provided for 2006 of 15 to 16 percent.

I think some good news is that our stock prices also moved up this year, and we have a year-to-date total return including dividends of about 9 percent. However, I would tell you, our forward-looking P/E multiple, like our immediate peers, has lagged the S&P and lagged it by a wide margin, currently about 30 percent.

So, at this point, you have to look at AT&T and say you have a company here that is a leader in its industry with terrific assets, growing earnings per share at double-digit rates, paying a five percent dividend yield and yet trading at a 30 percent discount to the market on a P/E basis.

When you consider the quality of our assets, the momentum in our earnings and the opportunities in front of us, I think we’re well-positioned to provide excellent returns to our shareowners going forward.

What I would like to do for the remainder of my remarks this morning is talk a little bit about some of the major opportunities I think that are in front of us, add them up, and try to give you a clear picture of what to expect from us over the next three years.

We provided our three-year outlook at the end of January, and since then two things have happened:  One, we’ve announced the BellSouth merger agreement and we’ve announced our first quarter results, and both of those have strengthened that outlook and added to our confidence.

We expect to deliver double-digit adjusted EPS growth – that’s before merger integration costs – in each of the next three years.

Following the BellSouth merger, we expect to return to overall revenue growth in 2007, and that is versus pro forma numbers for 2006. It’s also a year sooner than the guidance we provided to you in January.

In addition, we expect strong and growing free cash flow after dividends:  $2 billion this year, even with heavy integration costs, $4 billion or more next year, and over $6 billion in 2008.

We also expect to return substantial amounts of that cash to shareowners through our dividends and through an expanded share repurchase program:  $10 billion of repurchases by the end of 2007 with at least $2 billion coming this year.

I think when you put that all together, that is the strongest outlook in our peer group – both in terms of financial performance, as well as value returned to shareowners – and that outlook is built on a solid foundation.

We have huge upside in both earnings and cash flow at Cingular. We have opportunities to grow in the business space. We’re well-positioned to continue driving growth in broadband and integrated IP services. And as I will talk about in more detail, we have substantial opportunities to continue to reduce our cost structure.

Let me emphasize two key points:  First, the opportunities in these areas are clear and achievable. They are supported by detailed plans. They’re built into the monthly and annual operating targets of every single one of our functions and business units. And second, our agreement to merge with BellSouth strengthens our outlook in all of these key areas.

Opportunity number one is wireless margin expansion. By the end of next year, Cingular Wireless expects to achieve margins above 40 percent. Cingular’s current margins are in the low 30 percent range. So in very simple terms, by 2008, Cingular expects to realize up to a thousand-basis-point improvement in a business with a current revenue base of over $35 billion, and growing. There are very few businesses with that size of an opportunity.

And as you’ll hear from Pete Ritcher later today, many of Cingular’s benefits from network integration and systems conversion are still yet to come.

In addition to cost reduction, another huge area of opportunity for Cingular is wireless data. In the first quarter, wireless data revenues were up 53 percent. But the fact is, we’ve just scratched the surface. More customers today have data-capable handsets, and they have more choices in applications and content, and Cingular will continue to be a leader in bringing to market data-rich products with exclusive content.

The foundations for wireless data are pretty simple:  They’re spectrum and a robust 3G network, and Cingular has both.

As you see in this chart, Cingular has the best spectrum position among the national carriers.
In December, Cingular launched its UMTS with HSDPA advanced network in 6 markets, and we expect to offer it in most of the nation’s top markets by the end of the year.

UMTS with HSDPA brings voice and data together onto one network with average data speeds of 700-kilobits and bursts up to 3 megabits. It will enable a host of new applications such as streaming video, music, and business applications.

But besides speed, UMTS brings advantages not currently available with EV-DO, including simultaneous voice and data applications and global roaming. So, data is a big part of the future of wireless, and with 100% ownership of Cingular following our merger with BellSouth, it’s a big part of AT&T’s future.

The second area of opportunity is in business, and AT&T today is the clear industry leader in the business space. We have one of the world’s largest IP backbones with the best network latency performance, 30 premium global data centers offering complete managed hosting services, and we’re the leader in delivering consistent global MPLS services with nodes in 127 countries.

We have advanced product sets in key areas like network security and business continuity, and we’re the global leader in IP-VPN.

We’re already a key player in enterprise mobility, and with 100% Cingular ownership, our capabilities in terms of integrated wireless solutions for enterprise customers will be even greater.

I would tell you, now that we’re six months or so into the acquisition of AT&T, that we’re very pleased with the quality of the AT&T assets we acquired. We’re not in any way in a fix-up mode with those assets or that network. And we’re excited to have some very good people from legacy AT&T who have joined our team, and they’ve made contributions from day one.

As a result, we’re seeing encouraging trends in the enterprise phase. As you know, in recent years, we’ve seen considerable pricing pressure here, largely reflecting technology migration from legacy services to IP-based services. We are well-positioned and we’re capturing our share of that migration.

In addition, customer response to the merger has been very positive, and momentum in the marketplace is good. Volumes are strong. And while pricing pressures still remain in enterprise voice and data, what we’re seeing is that the gap between the average price in our portfolio and the price points for current sales is narrowing. And with our networks, our product sets, our commitment to customers and good management, enterprise, I think, has a very solid future, and frankly, I think it could be a swing factor in our growth over the next few years.

We also have substantial opportunity in small and medium business. In the first quarter, in our regional operations and at BellSouth, small/medium revenue growth was in the upper-single-digit range. Access lines in this category are growing, and churn and voice revenues continue to be very stable.

On top of that, data revenues are growing at strong double-digit rates. And looking ahead, we have the opportunity to migrate services that have been developed and proven for enterprise customers down into the small and medium customer base, and our regional business customers will benefit, as well as the customers in the Southeast served by BellSouth today.

Our third area of opportunity is in broadband and IP-based services, including high-speed data and video. That’s the reason we’re deploying Project Lightspeed, which puts fiber closer to our customers to deliver integrated voice, data and video, all over an IP-based network. It’s a natural extension of our DSL network, and it lets us build on past investments.

We’re using both fiber-to-the-node and fiber-to-the-premise, depending upon the situation, but predominately this network will be fiber-to-the-node. We believe this is the right approach, both in terms of cost to deploy and speed to market.

And this is key:  Both our wireline and wireless networks are evolving to deliver integrated services. Wireline through a converged IP network and Cingular through an IP based 3G network.

This migration will result in significant integration opportunities using a technology called IMS – Internet Protocol Multimedia Subsystem. IMS allows us to deliver access to communications and entertainment services anytime, anywhere, and over any device – mobile phones, PC’s, televisions – all speaking the same language. It’s what we call a three-screen strategy. We expect to begin services on the IMS platform in 2007.

Now, let me give you a quick update on Project Lightspeed. We’re in our controlled market entry stage in San Antonio. It includes IPTV, or what we call AT&T U-verse TV, and the service is working very well. Picture quality, user interface, video on demand, fast channel change, picture-in-picture channel change, all are performing as planned, and in fact, in side by side comparisons, performing better than digital cable.

We started our controlled launch with more than 200 channels. We’re working methodically to make certain the technology, the back office systems, user interfaces and installation procedures are working smoothly to ensure the customer experience.

We will initiate a commercial launch in San Antonio in June, and that commercial launch will include standard definition service, and then San Antonio will be reconfigured both in terms of the network and the IPTV software for high definition during the third quarter. Once that is complete, we’ll expand, then, to other markets late in the third quarter, including high definition, reaching 15 to 20 markets by year-end.

We’ll continue to add more channels over time with more than 300 available on the commercial launch and add more functionality with future releases.

Lightspeed is more than TV as we know it today. It’s going to allow more content, more service integration, and more interactive services.

Let me talk just a minute specifically about benefits we expect from our planned merger with BellSouth, and that starts with 100% wireless ownership. When you think about the technology transition that is shaping our industry, single wireless ownership combined with unified wireless and wireline operations is an important success driver. It will allow us to integrate networks and service faster. It will allow us to share use of critical network assets like AT&T’s national IP backbone. It allows us to drive operating efficiencies across the business. And it will position us to share in R&D and product development and leverage relationships with application and content providers.

As we mentioned at the time of the announcement, revenue synergies were not a large part of our transaction model, and what I would tell you is that simply reflects our conservative approach to modeling those kinds of transactions. It’s clear, however, that BellSouth will enhance our opportunities in the business space.

With 100% wireless ownership, we’ll be in a better position to give enterprise customers a single point of contact. Enterprise customers in the Southeast, or that have a larger presence there, will be a natural fit for AT&T’s global services. And as I mentioned, we plan to migrate solutions and product sets developed for the enterprise market down market to small and medium business. The Southeast economy is an attractive one, and BellSouth has an outstanding record particularly with small and medium sized firms.

The merger also adds to our broadband opportunity. Half of BellSouth’s households today are served by fiber with loops less than 5,000 feet, and the network architecture is directionally consistent with Project Lightspeed.

In addition to that, the BellSouth merger offers cost saving opportunities on multiple fronts. We will consolidate brands and advertising as well as staff and support functions. We’ll move BellSouth long distance traffic from third party providers onto the AT&T network. We’ll move Cingular traffic to the AT&T backbone. We’ll move AT&T’s dedicated access in the Southeast onto BellSouth’s local network. We’ll optimize IT support and customer care platforms and take advantage of scale opportunities. And we’ll be able to share research and development, product development and content access across a much larger base.

As the industry evolves, a lower cost structure and integrated services are two of the key success factors, and this merger offers us opportunities in both of those areas.

With BellSouth, AT&T has the largest set of synergy opportunities of any company in the industry, by far. This slide recaps the annual expense and capital cost reductions we’ve laid out for you before.

By 2008 we expect Cingular to achieve an annual savings run rate of over $3 billion. We also expect a savings run rate of approximately $2 and a half billion from the SBC/AT&T merger. And by 2008, we expect run-rate cost savings from the BellSouth merger of $2 billion, growing to $3 billion in 2009. In addition to that, we have a number of cost reduction initiatives under way across our operations that are separate from and in addition to merger synergies – in areas ranging from call center consolidation, sales channel efficiency and outside plant maintenance. We expect these operational initiatives, which are separate from the merger projects, to reduce costs by another $1.2 billion. So, in total, when you add this up, it represents the opportunity to take more than $8 billion a year in annual costs out of our business.

These are realistic opportunities. They’ve been modeled conservatively, and there are plans in place to achieve these targets.

The benefits are compelling. The synergy opportunities are substantial. But the last point I would like to emphasize about the BellSouth merger is that the timing for us is right. And there are a number of reasons for this.

First, given the industry’s technology evolution as we move to integrated IP-based services, it’s the right time to own and control the wireless asset.

Second, the sequencing for us works very well. By the time the transaction closes, we’re going to be well into the previous merger integrations, and that will give us a great foundation to build on. Many of the same network planning issues that we’re currently working on this year, combining the former SBC and AT&T networks, will be similar to integrating BellSouth with AT&T. And Cingular’s integration of the AT&T Wireless merger is on or ahead of schedule, will be largely complete by the end of this year, and Cingular’s deployment of wireless broadband capabilities will also be complete by the end of the year.

We’re going to be in a strong position to build on the experience we’ve gained from previous mergers. Plus, I think what is very important from our standpoint is we’ve got a detailed and disciplined process for executing merger integrations. Our planning is thorough. We assign dedicated teams to manage the process. We don’t treat merger targets as some type of artificial overlay in the business. All of the goals, all of the targets, are built into our operational budgets and plans, and we track progress closely on a weekly basis.

The timing is right, and with the experience of the team, I’m confident we’ll get the execution right.

So, in summary, today we are a company with premier assets in wireless, business, broadband, and directory. We also have the largest set of cost reduction opportunities, with merger synergies and operational initiatives reaching more than $8 billion in 2008.

We are a company with a clear, positive three-year outlook: double-digit adjusted EPS growth in each of the next three years and strong growth in free cash flow.

Most importantly, we’re a company with a management team that’s committed to execution and a consistent track record for delivering on targets. And that’s what we’re about these days at AT&T.

Tim, that concludes my remarks this morning. I think at this time I’ll turn it back to you.

Tim Horan:  Great job. I think we’re going to move across to the Rich Room right down the hall for the Q and A. Thanks.

[ APPLAUSE ]

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

NOTE:  In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”) on March 31, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and joint proxy statement/prospectus contained therein, and other relevant documents filed with the SEC.